UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Tremor International Ltd

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

June 18, 2021

(Date of Event which Requires Filing of this Statement)

the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toscafund Asset Management LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 20,454,226*
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 20,454,226*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,454,226*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
12.	TYPE OF REPORTING PERSON* PN

* 19,454,226 shares are held as Ordinary Shares and 1,000,000 are held through 500,000 American Depositary Shares.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:
This statement on Schedule13G (this “Schedule 13G”) relates to the Ordinary Shares of Tremor International Ltd., an Israeli company.

(b)	Address of Issuer’s Principal Executive Offices: The address of the issuer’s principal executive offices is:82 Yigal Alon St., Tel Aviv, Israel 6789124.

Item 2.

(a) through (c):

This Schedule 13G is being filed by Toscafund Asset Management LLP (“Toscafund”). Toscafund is a limited liability partnership registered in England and Wales. The principal business address of Toscafund is 7th Floor, 90 Long Acre, London, WC2E 9RA. The Ordinary shares and Amercian Depositary Shares (each representing 2 Ordinary shares) are directly held by the following funds controlled by Toscafund: Tosca Opportunity and Tosca MidCap each of which is a Cayman Island Exempted Company, with its principal office at Ugland House Box 309, Grand Cayman, Cayman Islands KY1-1104.. and The Pegasus Fund Ltd, an entity formed in Bermuda with its principal office at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

(d)	Title of Class of Securities:
Ordinary shares, par value NIS 0.01 per share

(e)	CUSIP No.: N/A

Item 3	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 20,454,226 shares as of June 23, 2021.
	(b)	Percent of class: 13.7%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 20,454,226

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 20,454,226

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: _

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2021

TOSCAFUND ASSET MANAGEMENT LLP

By:       /s/ Robert Lord

Name:  Robert Lord

Title:    Partner